

FORM 6-K


RECD S.E.C.
MAY 2 8 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16of
The Securities Exchange Act of 1934

For May 24, 2002

Pan American Silver Corp.
1500 – 625 Howe Street
Vancouver, B.C. V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registration in connection with Rule 12g3-2(b).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: May 24, 2002

By: 
Gordon Jang,
Controller, and Corporate Secretary

Document2



Pan American
SILVER CORP.



NEWS RELEASE


RECEIVED
MAY 28 2002
154

May 23, 2002

PAN AMERICAN SILVER BUYS ROYALTY ON LA COLORADA

Vancouver, British Columbia ...... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) has exercised its right to acquire all of the existing five percent net smelter return royalty on its La Colorada silver mine in Mexico. Pending regulatory approval, Pan American will issue 390,117 common shares with a four-month hold period, for a total purchase price of US$3 million, for the royalty that was retained by the former owners when Pan American bought the mine in 1998. The royalty purchase will result in 100 percent ownership of La Colorada by Pan American, with no encumbrances, and will increase Pan American's cash flow from the mine when full scale production begins, currently planned for mid-2003.

- End -

Ross J. Beaty, Chairman and C.E.O. or Rosie Moore, VP Corporate Relations 604-684-1175

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 • TEL 604.684.1175 • FAX 604.684.0147
www.panamericansilver.com


SEC MAIL PROCESSING
RECEIVED
MAY 2 2002
WASH, D.C. 154 SECTION



Pan American Silver Corp.

2002 FIRST QUARTER REPORT TO SHAREHOLDERS
for the period ended March 31, 2002

1500 – 625 HOWE STREET, VANCOUVER, BC, CANADA V6C 2T6 TEL: 604.684.1175 FAX: 604.684.0147
www.panamericansilver.com



May 13, 2002

PAN AMERICAN SILVER REPORTS FIRST QUARTER RESULTS

Pan American will host a conference call on Monday, May 13th at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss the first quarter financial and operational results, give project updates, and answer questions. To participate in the call, dial 1-416-695-5801 five minutes before the start time. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1156739. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at http://www.q1234.com.

HIGHLIGHTS

- Increased revenue by 125 percent, despite much lower metal prices.
- Produced 2.1 million ounces of silver, a 133 percent increase from the first quarter 2001, due to startup of Huaron and La Colorada mines.
- Posted strongly improved operating results: cash flow from operations of $1.63 million and contribution from mining operations of $1.0 million.
- Strengthened balance sheet, increasing cash to $19.9 million at end of quarter.
- Awarded a mandate to International Finance Corporation to raise project debt for La Colorada mine expansion, Mexico.
- Acquired new growth opportunity in Argentina.

FINANCIAL (all amounts are expressed in US$)

Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) reported a net loss for the first quarter of $1.3 million ($0.03 per share) compared to a net loss of $1.5 million ($0.04 per share) for the first quarter of 2001 and a net loss of $4.4 million ($0.12 per share) for the fourth quarter of 2001. The financial improvement is due primarily to outstanding performance of the Huaron mine during the quarter and to successful results of the Company's cost reduction program in 2001. The financial improvement occurred despite sustained low metal prices during the quarter. The zinc price accounts for approximately 30 percent of revenues, and although slightly higher than in the fourth quarter 2001, was 22 percent lower than in the first quarter of 2001. Even at current metal prices, the financial improvement is expected to continue through 2002.

Consolidated revenue for the quarter was $10.2 million, which was 125 percent greater than revenue in the first quarter of 2001. The increased revenue to date in 2002 was due to higher metal sales volumes, but was offset by lower metal prices. Metals trading revenue of $0.3 million was also realized during the quarter.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com

Consolidated silver production for the first quarter totaled 2.07 million ounces, a 133 percent increase from the first quarter of 2001. Zinc metal production of 10,107 tonnes was 77 percent higher than in 2001, lead production of 5,441 tonnes was 145 percent higher and copper production of 669 tonnes was 119 percent higher. The increases in metal production are due to start up of production at the Company's Huaron and La Colorada mines in the second quarter of 2001.

Cost reduction and productivity improvement efforts undertaken at all of Pan American's operations during the second half of 2001 were responsible for significantly lower operating costs in 2002 compared to 2001. Cost savings were most notable at the Company's Quiruvilca operation where operating costs were reduced by 14 percent. At La Colorada, first quarter cost performance was disappointing due to poor equipment availability. During April, new mining equipment was purchased and other measures were taken to reduce unit costs to planned levels, which should improve La Colorada results in the second quarter. In addition to cost savings at operations, corporate, administrative and exploration costs also declined significantly during the quarter.

During the first quarter of 2002, operations contributed $1.63 million in operating cash flow. Working capital, including cash of $19.9 million, was $14.3 million at March 31, 2002, an increase of $14.7 million from December 31, 2001. The increase is primarily due to the Company's March 11, 2002 issuance of 3.45 million common shares at $4.80 per share, which realized net proceeds of $15.8 million. Net debt repayments during the quarter were $0.15 million. Capital spending totalled $2.6 million, which primarily consisted of $1.91 million for a 50 percent interest in the Manantial Espejo property in Argentina.

Pan American's consolidated total cash cost per ounce of silver produced, net of by-product credits, was $3.84 for the first quarter (2001-$3.66) and the total production cost per ounce was $4.63 (2001-$4.58). These are modestly higher than in 2001 as cost improvements were offset by much lower by-product metal revenues in 2002.

HUARON MINE, PERU

Huaron started commercial production in the second quarter of 2001, therefore no equivalent quarterly comparisons are possible. Huaron had its best quarter since its May 2001 startup, producing 1.15 million ounces of silver, at a total cash cost of $3.17 per ounce, and 5,121 tonnes of zinc from 149,100 tonnes of ore milled. Huaron is currently producing at a rate and cost that are better than expected. This improvement is due to cost efficiencies and to the discovery in late 2001 of a wide new zone of higher grade mineralization that is now contributing to ore production. This favorable performance is expected to continue throughout 2002.

QUIRUVILCA MINE, PERU

The Quiruvilca mill treated 135,148 tonnes during the quarter (2001 - 153,038 tonnes) and produced 728,619 ounces of silver and 4,888 tonnes of zinc (2001 - 886,183 ounces of silver and 5,659 tonnes of zinc). The total cash cost per ounce of silver produced was $4.44 for the first quarter (2001 - $3.66 per ounce). The reduced production and resultant higher operating cost are due to Pan American's mid-2001 decision to reduce Quiruvilca's production as a result of the record low silver and zinc prices. Despite the lower operating rates, the Quiruvilca operating cost per tonne milled declined by 14 percent year on year, due to the impact of cost savings measures introduced in the latter half of 2001.

LA COLORADA MINE, MEXICO

The small scale La Colorada operation processed 15,623 tonnes of ore and produced 190,575 ounces of silver during the quarter. Its financial performance for the quarter was affected by poor availability of some of the older leased mining equipment. New underground mining equipment has been purchased and will be placed into service during the second quarter. This equipment will also be used in the expanded La Colorada operation. Total cash costs at La Colorada of $5.64 per ounce of silver produced reflect the high fixed cost relative to the low rate of production at the mine in the quarter. These costs are expected to decline during the second quarter.

In early April, Pan American engaged International Finance Corp. (IFC), the private sector lending arm of the World Bank, to arrange project debt financing for a portion of the capital needed to expand the La Colorada silver mine from its current 200 tonnes per day rate to a rate of 800 tonnes per day, which would result in annual silver production of 3.8 million ounces. Total capital costs for the expansion, including pre-production interest, financing fees and $2 million in contingencies are estimated at $19.1 million. Funds for the mine expansion will be derived from IFC's project debt and from the Company's working capital. In addition to the underground mining equipment already purchased, the Company purchased a 600 tonne per day oxide mill during the quarter and this is now being moved to site. When the financing arrangements are concluded and the Company makes a construction decision for the expansion, increased silver production from La Colorada could begin within 12 months. The estimated total cash cost of the expanded operation is expected to decline to less than $2.70 per ounce of silver produced.

SAN VICENTE PROJECT, BOLIVIA

Limited scale mining operations continued during the quarter at the San Vicente project, under the operatorship of EMUSA, a Bolivian mining company that is extracting ore from the mine under a lease agreement with Pan American. During the quarter, Pan American received payments amounting to $33,000 from EMUSA, which were used to offset the Company's care and maintenance cost of the project.

EXPLORATION

On March 27, Pan American acquired a 50 percent interest in the Manantial Espejo silver-gold property in southern Argentina for $1.91 million. The remaining 50 percent is owned by Silver Standard Resources Ltd. The property has had over $17 million spent in historic exploration and contains measured and indicated resources of 4.39 million tonnes grading 264 g/t silver and 4.51 g/t gold, and inferred resources of 1.59 million tonnes grading 259 g/t silver and 3.65 g/t gold (calculated by Pincock, Allen & Holt in early 2001). Manantial Espejo has excellent potential for exploration success and subsequent mine development.

In Peru, some of Pan American's Quiruvilca claims optioned to Barrick Gold Corp. in April 2000, are 3 to 4 km from a 3.5 million ounce gold discovery recently announced by Barrick on its Alto

Chicama property. To date, Barrick has spent over $1 million exploring Pan American's ground and has paid Pan American $200,000 in cash. Barrick is funding more exploration in 2002 on its Pan American optioned ground. Pan American and New Oroperu Resources Inc., owners of the nearby 1.6 million ounce Tres Cruces gold project, are discussing ways to reactivate the gold project in light of today's higher gold price and Barrick's new discovery.

SILVER MARKETS

Silver prices in the quarter were volatile, reaching a high of $4.79 on January 8 and a low of $ 4.23 on January 30. Preliminary results for 2001 indicate that industrial silver demand was negatively affected by global economic weakness. A supply deficit of approximately 90 million ounces continued in 2001 but was mostly filled by large silver disposals from China's state inventories and excess Chinese mine production. In February, Ross Beaty led a delegation to China on behalf of The Silver Institute to discuss the Chinese silver demand and supply situation. The mission was very productive and concluded that there is great potential for China to dramatically increase its domestic silver demand and reduce its large silver exports, which should result in a higher silver price. An active campaign has been launched to effect this result.

Commenting on the first quarter 2002 results, Ross Beaty, Pan American's Chairman and Chief Executive Officer, said "I am pleased with our improved operating results so far in 2002, our improved balance sheet and our prospects for increased silver production at much lower cost per ounce. The silver market has a better tone today, and I am optimistic that prices will continue to strengthen in the balance of the year."

Respectfully submitted,

(signed)
Ross J. Beaty
Chairman & C.E.O

(signed)
John Wright
President & C.O.O.

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

Financial and Operational Highlights

	Three months ended March 31	
	2002	2001
Consolidated Financial Highlights (in thousands of US dollars)		
Net income (loss)	($1,303)	($1,541)
Earnings (loss) per share	(0.03)	(0.04)
Contribution from mining operations	997	(353)
EBITDA (note 1)	392	(821)
Capital spending	1,314	5,133
Exploration expense	83	152
Cash	19,921	3,531
Working capital	$14,298	($2,380)

Note 1 - EBITDA is a non-GAAP performance measure, which is useful for evaluating current performance because it excludes the affect of past financing and investment decisions. It is calculated as net income (loss), plus interest expense plus depreciation and amortization.

	2002	2001
Consolidated Ore Milled & Metals Recovered to Concentrate		
Tonnes milled	299,871	153,038
Silver metal - ounces	2,065,503	886,183
Zinc metal - tonnes	10,107	5,659
Lead metal - tonnes	5,441	2,225
Copper metal - tonnes	669	306
Zinc concentrate produced - tonnes	18,593	9,737
Lead concentrate produced - tonnes	6,819	3,717
Copper concentrate produced - tonnes	2,800	1,580
Zinc concentrate sold - tonnes	18,990	9,259
Lead concentrate sold - tonnes	4,790	-
Copper concentrate sold - tonnes	2,934	1,640
Net smelter return per tonne milled	$41.33	$44.44
Cost per tonne	37.99	44.85
Margin (loss) per tonne	$ 3.34	$(0.41)
Consolidated Cost per Ounce of Silver (net of by-product credits)		
Total cash cost per ounce	$3.84	$3.66
Total production cost per ounce	$4.63	$4.58
Average Metal Prices		
Silver - LME Cash Settlement per ounce	$4.49	$4.54
Zinc - LME Cash Settlement per pound	$0.36	$0.46
Lead - LME Cash Settlement per pound	$0.22	$0.22
Copper - LME Cash Settlement per pound	$0.71	$0.80
Average Metal Prices Realized		
Silver - per ounce (note 2)	$4.15	$4.16
Zinc - per pound	$0.36	$0.46
Lead - per pound (note 3)	$0.22	-
Copper - per pound (note 2)	$0.62	$0.71

Note 2 - Pan American pays a refining charge for silver and copper

Note 3 - there were no lead sales during the first quarter of 2001.

Mine Operations Highlights

Quiruvilca Mine

	Three months ended March 31	
	2002	2001
Tonnes milled	135,148	153,038
Average silver grade - grams per tonne	191.5	201.8
Average zinc grade - percent	4.04%	4.11%
Silver - ounces	728,619	886,183
Zinc - tonnes	4,888	5,659
Lead - tonnes	1,819	2,225
Copper - tonnes	288	306
Zinc concentrate produced - tonnes	8,404	9,737
Lead concentrate produced - tonnes	2,981	3,717
Copper concentrate produced - tonnes	1,273	1,580
Zinc concentrate sold - tonnes	6,997	9,259
Lead concentrate sold - tonnes (note 1)	-	-
Copper concentrate sold - tonnes	1,365	1,640
Note 1 -- Quiruvilca did not sell any lead concentrate in these periods		
Net smelter return per tonne milled	$36.93	$44.44
Cost per tonne	38.39	44.85
Margin (loss) per tonne	$(1.46)	$(0.41)
Total cash cost per ounce of silver produced	$4.44	$3.66
Total production cost per ounce of silver produced	$5.79	$4.58

Huaron Mine

	Three months ended March 31	
	2002	2001
Tonnes milled	149,100	-
Average silver grade - grams per tonne	268.8	-
Average zinc grade - percent	4.12%	-
Silver - ounces	1,146,309	-
Zinc - tonnes	5,121	-
Lead - tonnes	3,515	-
Copper - tonnes	381	-
Zinc concentrate produced - tonnes	9,997	-
Lead concentrate produced - tonnes	6,496	-
Copper concentrate produced - tonnes	1,527	-
Zinc concentrate sold - tonnes	11,803	
Lead concentrate sold - tonnes	4,467	
Copper concentrate sold - tonnes	1,569	
Net smelter return per tonne milled	$44.82	-
Cost per tonne	35.57	-
Margin (loss) per tonne	$ 9.25	-
Total cash cost per ounce of silver produced	$3.17	-
Total production cost per ounce of silver produced	$3.61	-

La Colorada Mine	Three months ended March 31	
	2002	2001
Tonnes milled	15,623	-
Average silver grade - grams per tonne	434.0	-
Silver - ounces	190,575	-
Zinc - tonnes	98	-
Lead - tonnes	107	-
Zinc concentrate produced - tonnes	192	-
Lead concentrate produced - tonnes	323	-
Zinc concentrate sold - tonnes	190	-
Lead concentrate sold - tonnes	323	-
Net smelter return per tonne milled	$46.09	-
Cost per tonne	57.59	-
Margin (loss) per tonne	$(11.50)	-
Total cash cost per ounce of silver produced	$5.64	-
Total production cost per ounce of silver produced	$6.30	-

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited - in thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Current		
Cash and cash equivalents	$ 19,921	$ 3,331
Short-term investments	513	513
Accounts receivable	3,387	6,037
Inventories	6,282	4,655
Prepaid expenses	5,474	6,534
Total Current Assets	35,577	21,070
Property, plant and equipment, net	65,940	66,659
Mineral properties	3,778	1,785
Other assets	2,003	2,003
Total Assets	$ 107,298	$ 91,517
LIABILITIES		
Current		
Operating line of credit	$ 1,500	$ 1,390
Accounts payable and accrued liabilities	11,931	12,283
Advances for concentrate shipments	4,196	4,071
Current portion of bank loans	2,209	2,209
Current portion of severance indemnity and commitments	838	547
Current portion of deferred revenue	605	643
Total Current Liabilities	21,279	21,143
Deferred revenue	1,850	1,850
Bank loans	4,752	5,010
Provision for reclamation	2,310	2,112
Severance indemnity and commitments	1,904	2,525
Total Liabilities	32,095	32,640
SHAREHOLDERS' EQUITY		
Share capital		
Authorized:		
100,000,000 common shares of no par value		
Issued:		
December 31, 2001 – 37,628,234 common shares		
March 31, 2002 – 41,510,445 common shares	148,361	130,723
Additional paid in capital	1,111	1,120
Deficit	(74,269)	(72,966)
Total Shareholders' Equity	75,203	58,877
Total Liabilities and Shareholders' Equity	$ 107,298	$ 91,517

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Operations and Deficit
For the three months ended March 31, 2002 and 2001
(Unaudited - in thousands of U.S. dollars, except for shares and per share amounts)

	2002	2001
Revenue	$ 10,199	$ 4,541
Expenses		
Operating	9,202	4,894
General and administration	359	505
Depreciation and amortization	1,429	708
Reclamation	198	115
Exploration	83	152
Interest expense	266	11
Other expenses (income)	(35)	(303)
	11,502	6,082
Net loss from operations for the period	(1,303)	(1,541)
Deficit, beginning of period	(72,966)	(64,889)
Deficit, end of period	$ (74,269)	$ (66,430)
Loss per share - Basic and Fully Diluted	$ (0.03)	$ (0.04)
Weighted average shares outstanding	38,603,987	34,381,234

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows - Direct Method
For the three months ended March 31, 2002 and 2001
(Unaudited - in thousands of U.S. dollars)

	2002	2001
Operating activities		
Sales proceeds	$ 12,380	$ 8,353
Hedging activities	313	22
Interest paid	(266)	(11)
Other income and expenses	36	286
Products and services purchased	(10,406)	(5,189)
Exploration	(77)	(157)
General and administration	(348)	(451)
	1,632	2,853
Financing activities		
Proceeds from (repayments of) bank loans	(258)	(1,729)
Proceeds from (repayments of) operating line of credit	110	-
Shares issued for cash	17,251	-
Share issue costs	(792)	-
	16,311	(1,729)
Investing activities		
Property, plant and equipment expenditures	(710)	(47)
Mineral property expenditures	(604)	(5,086)
Short-term investments (purchases) sales	-	(3)
Other	(39)	(1)
	(1,353)	(5,137)
Increase (decrease) in cash and cash equivalents for the period	16,590	(4,013)
Cash and cash equivalents, beginning of period	3,331	7,544
Cash and cash equivalents, end of period	$ 19,921	$ 3,531
Supplemental disclosure on non-cash transaction		
Shares issued for acquisition of mineral property	$ 1,250	$ -

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows - Indirect Method
For the three months ended March 31, 2002 and 2001
(Unaudited - in thousands of U.S. dollars)

	2002	2001
Operating activities		
Net loss for the period	$ (1,303)	$ (1,541)
Items not involving cash		
Depreciation and amortization	1,429	708
Reclamation	198	115
Operating cost provisions	(260)	187
	64	(531)
Changes in non-cash operating working capital items	1,568	3,384
Cash provided (used in) by operations	1,632	2,853
Financing activities		
Proceeds from (repayments of) bank loans	(258)	(1,729)
Proceeds from (repayments of) operating line of credit	110	-
Shares issued for cash	17,189	-
Share issue costs	(730)	-
	16,311	(1,729)
Investing activities		
Property, plant and equipment (additions) disposals	(710)	21
Mineral property expenditures	(743)	(3,645)
Changes in non-cash working capital items	139	(1,509)
Short-term investments (purchases) sales	-	(3)
Other	(39)	(1)
	(1,353)	(5,137)
Increase (decrease) in cash and cash equivalents for the period	16,590	(4,013)
Cash and cash equivalents, beginning of period	3,331	7,544
Cash and cash equivalents, end of period	$ 19,921	$ 3,531
Supplemental disclosure on non-cash transaction		
Shares issued for acquisition of mineral property	$ 1,250	$ -

See accompanying notes to consolidated financial statements

Notes to Unaudited Interim Consolidated Financial Statements
(As at March 31, 2002 and 2001 and for the three month periods then ended)

1. **Basis of and Responsibility for Presentation**

These unaudited interim consolidated financial statements are expressed i[...] States dollars and are prepared in accordance with accounting principles generally acc[...] Canada ("Canadian GAAP"), which are more fully described in the annual audited cons[...] financial statements for the year ended December 31, 2001 included in the Company'[...] Annual Report. These statements do not include all of the disclosures required by Ca[...] GAAP for annual financial statements. Certain comparative figures have been reclassi[...] conform to the current presentation.

These financial statements have been prepared using the same accounting policies [...] methods of application as the audited consolidated financial statements of the Company for [...] year ended December 31, 2001 except that during the three month period ended March [...] 2002 the Company adopted the new CICA Handbook section 3870, Stock-Based Compensati[...] and Other Stock-Based Payments, effective January 1, 2002.

In management's opinion, all adjustments necessary for fair presentation have bee[...] included in these financial statements.

2. **Change in Accounting Policy**

The Company adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

The Company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. For three months ended March 31, 2002, there were no stock options issued and therefore, pro forma loss would be the same as actual loss for the period. The Company has not included those options outstanding on the date of adoption of S3870 in the calculation of its pro forma loss.

3. **Mineral Properties**

Pan American operates the Quiruvilca, the Huaron and the La Colorada mines. The Huaron and La Colorada mines reached commercial production in May 2001. As of May 1, 2001, Huaron's and La Colorada's production results were included in the consolidated statements of operations and their carrying values reclassified from mineral properties to property, plant and equipment.

larch 27, 2002, the Company acquired a fifty percent interest in the Manantial
erty located in Argentina. The purchase price was $1,912,432 paid in cash of
nd the issuance of 231,511 common shares at a fair value of $1,250,000. The
also paid $100,000 in order to eliminate a 1.2 percent net smelter return royalty over
ty. In addition, the Company entered into an equal joint venture and agreed to fund
of a $1,500,000 exploration program during 2002.

roperty, Plant and Equipment

On January 7, 2002, the Company has agreed to purchase a mill facility for $600,000 to
l production at the La Colorada mine. To date, the Company has made payments
g $250,000 towards the purchase price with the final payment to be made in June 2002.
equent to March 31, 2002, the Company commenced dismantling the mill facility in order to
port it to La Colorada. The estimated total cost of dismantling and transportation is
,000.

Segmented Information

The Company operates in one industry, has three reporting segments and has activities
five countries. Segmented disclosures and enterprise-wide information are as follows:

In thousands of US dollars	For the three months ended March 31, 2002			
	Mining	Corporate Office	Exploration & Development	Total
Revenues from external customers	$ 9,886	$ 313	$ -	$ 10,199
Interest revenue	7	29	-	36
Interest expense (note 1)	(266)	-	-	(266)
Exploration	-	-	(83)	(83)
Depreciation and amortization	(1,425)	(4)	-	(1,429)
Net income (loss)	(1,260)	(6)	(37)	(1,303)
Long-lived asset expenditures	(710)	-	(1,854)	(2,564)
Segmented assets	$ 84,302	$ 19,096	$ 3,900	$ 107,298

In thousands of US dollars	For the three months ended March 31, 2001			
	Mining	Corporate Office	Exploration & Development	Total
Revenues from external customers	$ 4,519	$ 22	$ -	$ 4,541
Interest revenue	22	15	39	76
Interest expense (note 1)	(11)	-	(241)	(252)
Exploration	-	-	152	152
Depreciation and amortization	(690)	(12)	(6)	(708)
Net income (loss)	(669)	(486)	(386)	(1,541)
Long-lived asset expenditures	(47)	-	(5,086)	(5,133)
Segmented assets	$ 31,234	$ 2,466	$ 51,023	$ 84,723

Note 1 - During the three-month period ended March 31, 2002 and 2001, interest expense of $nil and $241,000, respectively, were capitalized as development costs.

1. Basis of and Responsibility for Presentation

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2001 included in the Company's 2001 Annual Report. These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements. Certain comparative figures have been reclassified to conform to the current presentation.

These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2001 except that during the three month period ended March 31, 2002 the Company adopted the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.

In management's opinion, all adjustments necessary for fair presentation have been included in these financial statements.

2. Change in Accounting Policy

The Company adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

The Company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. For three months ended March 31, 2002, there were no stock options issued and therefore, pro forma loss would be the same as actual loss for the period. The Company has not included those options outstanding on the date of adoption of S3870 in the calculation of its pro forma loss.

3. Mineral Properties

Pan American operates the Quiruvilca, the Huaron and the La Colorada mines. The Huaron and La Colorada mines reached commercial production in May 2001. As of May 1, 2001, Huaron's and La Colorada's production results were included in the consolidated statements of operations and their carrying values reclassified from mineral properties to property, plant and equipment.

On March 27, 2002, the Company acquired a fifty percent interest in the Manantial Espejo property located in Argentina. The purchase price was $1,912,432 paid in cash of $662,432 and the issuance of 231,511 common shares at a fair value of $1,250,000. The Company also paid $100,000 in order to eliminate a 1.2 percent net smelter return royalty over the property. In addition, the Company entered into an equal joint venture and agreed to fund its share of a $1,500,000 exploration program during 2002.

4. Property, Plant and Equipment

On January 7, 2002, the Company has agreed to purchase a mill facility for $600,000 to expand production at the La Colorada mine. To date, the Company has made payments totaling $250,000 towards the purchase price with the final payment to be made in June 2002. Subsequent to March 31, 2002, the Company commenced dismantling the mill facility in order to transport it to La Colorada. The estimated total cost of dismantling and transportation is $450,000.

5. Segmented Information

The Company operates in one industry, has three reporting segments and has activities in five countries. Segmented disclosures and enterprise-wide information are as follows:

	For the three months ended March 31, 2002			
In thousands of US dollars	Mining	Corporate Office	Exploration & Development	Total
Revenues from external customers	$ 9,886	$ 313	$ -	$ 10,199
Interest revenue	7	29	-	36
Interest expense (note 1)	(266)	-	-	(266)
Exploration	-	-	(83)	(83)
Depreciation and amortization	(1,425)	(4)	-	(1,429)
Net income (loss)	(1,260)	(6)	(37)	(1,303)
Long-lived asset expenditures	(710)	-	(1,854)	(2,564)
Segmented assets	$ 84,302	$ 19,096	$ 3,900	$ 107,298

	For the three months ended March 31, 2001			
In thousands of US dollars	Mining	Corporate Office	Exploration & Development	Total
Revenues from external customers	$ 4,519	$ 22	$ -	$ 4,541
Interest revenue	22	15	39	76
Interest expense (note 1)	(11)	-	(241)	(252)
Exploration	-	-	152	152
Depreciation and amortization	(690)	(12)	(6)	(708)
Net income (loss)	(669)	(486)	(386)	(1,541)
Long-lived asset expenditures	(47)	-	(5,086)	(5,133)
Segmented assets	$ 31,234	$ 2,466	$ 51,023	$ 84,723

Note 1 - During the three-month period ended March 31, 2002 and 2001, interest expense of $nil and $241,000, respectively, were capitalized as development costs.

6. Share capital

On March 11, 2002, the Company completed the public sale of 3,450,000 common shares at a price of $4.80 per share for gross proceeds of $16,560,000. After fees and expenses, the Company received $15,814,800 and expects to spend an additional $220,000 in disbursements relating to this equity financing. Also, during the first quarter of 2002 the Company issued 200,700 common shares for proceeds of $629,000 pursuant to the exercise of 200,700 stock options.

As at April 24, 2002, there were 41,560,445 common shares issued and outstanding. There were also 2,779,600 options issued and outstanding at exercise prices ranging from $3.13 to $8.23 with remaining weighted average contractual lives of 0.1 years to 8.5 years. In addition, there were 669,360 warrants issued and outstanding at exercise prices ranging from $3.00 to $5.00 with weighted average contractual lives of 0.7 years to 2.5 years.

First Quarter 2002 Management's Discussion & Analysis

Results of Operations (all amounts are expressed in US dollars)

For the three-month period ended March 31, 2002 the Company's net loss was $1.3 million ($0.03 per share) compared to a net loss of $1.5 million ($0.04 per share) for the three-month period ended March 31, 2001. Revenue was $10.2 million for the first quarter of 2002, which was 125 percent greater than revenue for the corresponding period of 2001. Sales volumes, prices realized per tonne of concentrate sold, consolidated revenue and consolidated revenue variances per tonne of concentrate sold were:

Concentrates Sold

	March 31, 2002				March 31, 2001			
	Quiruvilca	Huaron	La Colorada	Total	Quiruvilca	Huaron	La Colorada	Total
Zinc concentrate -- tonnes	6,997	11,803	190	18,990	9,259	-	-	9,259
Lead concentrate -- tonnes	-	4,467	323	4,790	-	-	-	-
Copper concentrate -- tonnes	1,365	1,569	-	2,934	1,640	-	-	1,640

Average Prices Realized per Tonne of Concentrate

	March 31, 2002				March 31, 2001			
	Quiruvilca	Huaron	La Colorada	Avg	Quiruvilca	Huaron	La Colorada	Avg
Zinc concentrate	$ 204.00	$ 185.85	$ 382.00	$ 194.50	$ 300.59	$ -	$ -	$ 300.59
Lead concentrate	$ -	$ 363.50	$ 2,070.00	$ 478.44	$ -	$ -	$ -	$ -
Copper concentrate	$ 1,145.00	$ 1,490.00	$ -	$ 1,329.49	$ 1,124.85	$ -	$ -	$ 1,124.85

Consolidated Revenue (US$ 000's)

	March 31, 2002				March 31, 2001			
	Quiruvilca	Huaron	La Colorada	Total	Quiruvilca	Huaron	La Colorada	Total
Zinc concentrate	$ 1,427	$ 2,194	$ 73	$ 3,694	$ 2,783	$ -	$ -	$ 2,783
Lead Concentrate	-	1,624	668	2,292	-	-	-	-
Copper concentrate	1,563	2,338	-	3,901	1,845	-	-	1,845
Price Adjustments				-	(87)			(87)
Metals Hedging & Trading				313				-
Total Revenue	$ 2,990	$ 6,155	$ 740	$ 10,199	$ 4,541	$ -	$ -	$ 4,541

Revenue Variances
(First Quarter 2002 Compared to First Quarter 2001)

	Concentrate Sales			
Volume Variance	**Zinc**	**Lead**	**Copper**	**Total**
Higher (Lower) Volume (tonnes)	9,731	4,790	1,294	
Last Year's Prices ($ per tonne)	$ 301	$ -	$ 1,125	
	$2,925	$0	$1,456	$4,381
Price Variance	**Zinc**	**Lead**	**Copper**	**Total**
Higher (Lower) Prices ($ per tonne)	$ (106.09)	$ 478.44	$ 204.64	
Current Year's Sales (tonnes)	18,990	4,790	2,934	
	($2,015)	$2,292	$600	$877
Subtotal				$5,258
Final Settlement Price Adjustments				87
Hedging & Trading Revenue				313
Total Revenue Variance				$5,658

The increase in revenue was due to higher metal sales volumes amounting to $4.4 million and the affect of metal price differences between the first quarter of 2002 and the corresponding period of 2001, which because of the lead sales increased revenue by $0.9 million. There were no lead concentrate sales in the three month period ended March 31, 2001 compared to sales of 4,790 tonnes at an average price of $478 per tonne in the first quarter of 2002. There were negative final settlement price adjustments of $87,000 in the first quarter of 2001. During the first quarter of 2002 the Company realized incremental hedging and metals trading revenue of $0.3 million.

Refined metal prices were generally lower in the first quarter of 2002 when compared to the same period of 2001. The prices that Pan American realizes for its silver and copper production are net of charges imposed by smelters for the cost of refining metal into a pure form. Prices realized for zinc and lead production approximate the London average cash settlement price for the period. The Company's realized silver price averaged $4.15 per ounce in 2002 ($4.16 per ounce in 2001); zinc averaged $0.36 per pound in 2002 ($0.46 per pound in 2001); lead averaged $0.22 per pound in 2002 (not applicable in 2001 because there were no sales of lead concentrate during the first quarter of last year); and copper averaged $0.62 per pound compared to $0.71 for the first quarter of 2001.

Operating costs for the first three months of 2002 were $9.2 million or 88 percent higher than for the first quarter of 2001 and increased because of higher production levels. Operating costs per tonne of concentrate sold and operating costs variances for the first quarter of 2002 compared to the corresponding period of 2001 were:

Concentrates Sold

	March 31, 2002				March 31, 2001			
	Quiruvilca	Huaron	La Colorada	Total	Quiruvilca	Huaron	La Colorada	Total
Zinc concentrate – tonnes	6,997	11,803	190	18,990	9,259	-	-	9,259
Lead concentrate – tonnes	-	4,467	323	4,790	-	-	-	-
Copper concentrate – tonnes	1,365	1,569	-	2,934	1,640	-	-	1,640

Average Cost per Tonne of Concentrate Sold

	March 31, 2002				March 31, 2001			
	Quiruvilca	Huaron	La Colorada	Avg	Quiruvilca	Huaron	La Colorada	Avg
Zinc concentrate	$ 191	$ 118	$ 326	$ 147	$ 257	$ -	$ -	$ 257
Lead concentrate	$ -	$ 272	$ 1,680	$ 367	$ -	$ -	$ -	$ -
Copper concentrate	$ 1,078	$ 1,031	$ -	$ 1,053	$ 1,024	$ -	$ -	$ 1,024

Consolidated Operating Costs (US$ 000's)

	March 31, 2002				March 31, 2001			
	Quiruvilca	Huaron	La Colorada	Total	Quiruvilca	Huaron	La Colorada	Total
Zinc concentrate production costs	$ 1,334	$ 1,392	$ 62	$ 2,788	$ 2,376	$ -	$ -	$ 2,376
Lead concentrate production costs	-	1,215	542	1,757	-	-	-	-
Copper concentrate production costs	1,472	1,617	-	3,089	1,679	-	-	1,679
Shipping and selling	285	411	56	752	486			486
Mine administration costs	300	283	233	816	352			352
Total Operating Costs	**$ 3,391**	**$ 4,918**	**$ 893**	**$ 9,202**	**$ 4,894**	**$ -**	**$ -**	**$ 4,894**

Operating Cost Variances
(First Quarter 2002 Compared to First Quarter 2001)

	Concentrate Production Costs			
Volume Variance	**Zinc**	**Lead**	**Copper**	**Total**
Higher (Lower) Volume (tonnes)	9,731	4,790	1,294	
Last Year's Cost ($ per tonne)	$ 257	$ -	$ 1,024	
	$2,497	$0	$1,325	$3,823
Cost Variance	**Zinc**	**Lead**	**Copper**	**Total**
Higher (Lower) Costs ($ per tonne)	$ (109.84)	$ 366.84	$ 28.83	
Current Year's Sales – tonnes	18,990	4,790	2,934	
	($2,086)	$1,757	$85	($244)
Subtotal	$412	$1,757	$1,410	$3,578
Shipping and selling				266
Mine administration costs				464
Total Cost Variance				**$4,309**

Compared to the first quarter of 2001, the cost of zinc concentrate sold increased by $0.4 million; lead concentrate costs by $1.8 million; and copper concentrate by $1.4 million. The reasons for the increase was higher production representing a $3.8 million cost increase, which was partially offset by cost savings of $0.2 million. Higher volumes of production shipped added $0.3 million to operating costs and mine site administration, which is predominately due to La Colorada, increased costs by $0.5 million.

The direct revenue and costs (excluding the affect of inventory changes and final price settlements) per tonne of ore milled for the first quarter of this year compared to last year's were:

	Three Months ended		
	March 31, 2002	March 31, 2001	Difference
Quiruvilca mine			
Tonnes milled	135,148	153,038	(17,890)
NSR per Tonne	$36.93	$44.44	($7.51)
Cost per tonne	38.39	44.85	6.46
Margin (Loss) per Tonne	($1.46)	($0.41)	($1.05)
Huaron mine			
Tonnes milled	149,100	-	149,100
NSR per Tonne	$44.82	-	$44.82
Cost per tonne	35.57	-	(35.57)
Margin (Loss) per Tonne	$9.25	-	$9.25
La Colorada mine			
Tonnes milled	15,623	-	15,623
NSR per Tonne	$46.09	-	$46.09
Cost per tonne	$57.59	-	(57.59)
Margin (Loss) per Tonne	($11.50)	-	($11.50)
Consolidated			
Tonnes milled	299,871	153,038	146,833
NSR per Tonne	$41.33	$44.44	($3.11)
Cost per tonne	37.99	44.85	6.86
Margin (Loss) per Tonne	$3.34	($0.41)	$3.75

The impact of lower metal prices is reflected in the lower net smelter return per tonne realized in the first quarter of 2002 when compared to the same period in 2001.

Cost reduction and productivity improvement efforts undertaken at Quiruvilca during the second half of 2001 were responsible for the $6.46 per tonne lower unit production cost achieved in the three months ended March 31, 2002 compared to the first quarter of 2001. Per tonne operating costs for Huaron have been trending lower since the mine reached commercial production in May 2001. For the year 2001 the average cost per tonne milled at Huaron was $39.73 and Pan American estimated an average cost of $38.50 per tonne for 2002. The better than expected first quarter cost per tonne of $35.57 is partially due to cost control efforts and partially to productivity improvements. Additional cost savings are being identified, but are expected to have a relatively minor positive impact for the remainder of 2002. La Colorada's first quarter performance was disappointing. The principal reason for the disappointing performance was poor equipment availability. La Colorada reached commercial production in May 2001 and its cost per tonne milled averaged $68.89 for 2001. The average cost of $57.59 per tonne for the first quarter of 2002 was better than last year's average.

During March and April of this year measures were taken to reduce unit costs. The benefit of these measures will start to be realized during the second quarter.

Depreciation and amortization expense for the three months ended March 31, 2002 was $1.4 million or 102 percent higher than for the first quarter of last year. The increase is due to amortization of the costs of Huaron and La Colorada mines, which were not amortized during the period ended March 31, 2001. In addition, starting in 2002 Quiruvilca mine's costs are being depreciated over fewer proven and probable tonnes of ore reserves. A portion of Quiruvilca's ore reserves was reclassified from proven and probable reserves to measured and indicated resources at December 31, 2001 because the Company lowered the metal prices used in the ore reserve calculations. Amortization expense is principally based on the amount of proven and probable reserves. Reclamation expense reflects increased provisions due to the Huaron and La Colorada mines.

Lower exploration expense reflects reduced activity in the first quarter of 2002 relative to 2001. For the remainder of the year exploration expense will trend higher. Management expects to fund about $0.8 million, most of which will be during the third and fourth quarters, of exploration at the recently acquired Manantial Espejo property in Argentina. Although the amounts haven't been finalized, plans also call for increases in exploration spending at La Colorada and Huaron.

Cost control measures, including an across the board salary reduction and cutting head office personnel from twelve to ten, have reduced corporate general and administration expense when compared to the same period of last year.

Even though the average debt and advances outstanding in the first quarter of 2002 was $0.6 million lower than for the same period of 2001, interest expense was $0.27 million higher than for the first quarter of 2001. During the first quarter of 2001, total interest costs were $0.25 million of which $0.24 million was capitalized as part of the cost of the Huaron mine development. No interest costs were capitalized in 2002.

EBITDA[i] was $0.4 million for the first quarter of 2002 compared to negative EBITDA of $0.8 million for the same quarter in 2001. The principal reason for the improvement in EBITDA was the increase in production and sales. EBITDA is not a generally accepted accounting measure of earnings; however, the Company believes it provides useful information about current operating performance because provisions and charges for historic investment, such as depreciation and amortization, and financing activities are excluded in the determination of EBITDA.

Cash Flow

Cash flow from operating activities was $1.63 million for the first quarter of 2002. For the corresponding period of 2001, cash provided by operations was $2.9 million. The $1.3 million change is primarily the result of differences between changes in non-cash working capital items during the two periods. During the first quarter of 2001, various changes in non-cash working capital items resulted in a contribution to operating cash flow of $3.4 million. For the three months ended March 31, 2002, changes in non-cash working capital accounted for a $1.6 million contribution to operating cash flow.

For the first quarter of 2001, net debt repayments consumed $1.73 million. For the first quarter of 2002, net debt repayments were $0.15 million. The issue of 3.45 million common shares for net proceeds of $15.8 million and cash of $0.6 million realized on the exercise of stock options resulted in cash contributed by financing activities of $16.5 million for the first quarter of 2002.

Investing activities thus far in 2002 included sustaining capital expenditures of $0.4, at Quiruvilca and Huaron, new plant and equipment expenditures of $0.3 million at La Colorada and $0.8 million at the Manantial Espejo property in Argentina. Total investments amounted to $2.6 million, which includes cash expenditures of $1.4 million and the issue of 231,511 common shares, with a value of $1,250,000 for the Manantial Espejo property. For the balance of the year, spending in Argentina is estimated to amount to $0.8 million, which will be expensed as exploration costs. Pan American is negotiating the terms of a project financing to expand production from the La Colorada mine to 800 tonnes per day from its current operating rate of 200 tonnes per day. The estimated cost to expand La Colorada is $18 million to $19 million. The financing under discussion is expected to provide the Company with access to $10 million. If Pan American decides to proceed with the expansion during 2002, the funds required to develop La Colorada will be from the Company's working capital and from a project loan facility.

Liquidity and Capital Resources

Working capital, including cash of $19.9 million, was $14.3 million at March 31, 2002. This is an increase of $14.4 million from December 31, 2001. The increase is due to the $15.8 million net proceeds from the Company's March 11, 2002 common share issue. Significant changes, since December 31, 2001, in current assets include – an increase of $16.6 million in cash; a decrease of $2.7 million in accounts receivable; and a decrease of $1.1 million in prepaid expenses. Cash increased because of a common share issue and the exercise of stock options. Accounts receivable decreased because of the timing of shipments and sales collections. The decrease in prepaid expenses was principally due to collection of prepaid value added tax in Peru. Changes in current liabilities include a decrease of $0.4 million in accounts payable and increases of $0.1 million in the Company's operating line of credit and $0.1 million in additional advances against future concentrate sales. The changes in current liabilities occurred during the normal course of operations.

Regular payments toward long-term debt amounted to $0.3 million during the first quarter and reduced the balance owing to $6.9 million. Excluding any borrowings for La Colorada, management expects that the current and long-term portions of debt will amount to approximately $5.0 million at the end of 2002. Shareholders' equity was $75.2 million at March 31, 2002, an increase of $16.3 million since the end of 2001.

Mining Operations

During the first quarter, Pan American produced 2,065,503 ounces of silver at an average total cash cost per ounce of $3.84 and total production cost per ounce of $4.63. By-product production consisted of 10,107 tonnes of zinc, 5,441 tonnes of lead and 669 tonnes of copper. Silver production increased by 133 percent for the quarter ended March 31, 2002 when compared to the first quarter of 2001. Similarly, zinc production increased by 79 percent, lead by 145 percent and copper by 118 percent.

Pan American's consolidated total cash and total production costs per ounce of silver produced were:

	Three months ended March 31	
	2002	2001
Consolidated Cost per Ounce of Silver (net of by-product credits)		
Total cash cost per ounce	$3.84	$3.66
Total production cost per ounce	$4.63	$4.58
In thousands of US dollars		
Direct operating costs & value of metals lost in smelting and refining	$12,499	$6,864
Royalty	36	0
By-product credits	(4,593)	(3,625)
Cash operating costs	$7,942	$3,239
Depreciation, amortization & reclamation	1,618	823
Production costs	$9,560	$4,062
Ounces for cost per ounce calculations	2,065,503	886,183

Quiruvilca mine

The Quiruvilca mill treated 135,148 tonnes during the quarter (2001 – 153,038 tonnes) and produced 728,619 ounces of silver and 4,888 tonnes of zinc (2001 – 886,183 ounces of silver and 5,659 tonnes of zinc). The total cash cost per ounce of silver produced was $4.44 for the first quarter (2001 -- $3.66 per ounce). While metal prices are depressed Quiruvilca's production volume and ore grades will be lower than historic levels.

The $6.27 lower cost per tonne milled at Quiruvilca demonstrates that the impact of cost saving measures introduced in the latter half of 2001 is benefiting operations in 2002. Lower metal prices for the first quarter of 2002 are reflected in the $7.51 lower net smelter return per tonne.

Quiruvilca's total cash and total production costs per ounce of silver produced were:

	Three months ended March 31	
	2002	2001
Total cash cost per ounce	$4.44	$3.66
Total production cost per ounce	$5.79	$4.58
In thousands of US dollars		
Direct operating costs & value of metals lost in smelting and refining	$5,485	$6,864
Royalty	-	-
By-product credits	(2,253)	(3,625)
Cash operating costs	$3,232	$3,239
Depreciation, amortization & reclamation	986	823
Production costs	$4,219	$4,062
Ounces for cost per ounce calculations	728,619	886,183

Huaron mine

Huaron produced 1,146,309 ounces of silver (at total cash cost of $3.17 per ounce) and 5,121 tonnes of zinc from processing 149,100 tonnes of ore. Huaron started commercial production in the second quarter of 2001; therefore no quarterly comparisons are possible. However, Huaron is producing at a rate that is better than anticipated and at costs that are better than expected. Management anticipates that this favourable performance will continue throughout 2002. For the first quarter the NSR per tonne was $44.82 and operating costs per tonne were $35.57.

Huaron's total cash and total production costs per ounce of silver produced were:

	Three months ended March 31	
	2002	2001
Total cash cost per ounce	$3.17	-
Total production cost per ounce	$3.61	-
In thousands of US dollars		
Direct operating costs & value of metals lost in smelting and refining	$5,963	-
Royalty	-	-
By-product credits	(2,329)	-
Cash operating costs	$3,634	-
Depreciation, amortization & reclamation	507	-
Production costs	$4,141	-
Ounces for cost per ounce calculations	1,146,309	-

La Colorada mine

La Colorada processed 15,623 tonnes of ore and produced 190,575 ounces of silver at a total cash cost of $5.64. The cost per ounce reflects the high fixed costs, relative to the amount of production, at La Colorada. La Colorada reached commercial production levels in the second quarter of 2001 and, like Huaron, no quarterly comparisons are possible. However, La Colorada's first quarter 2002 performance was worse than expected because the availability of certain rented, old mining equipment was much worse than anticipated. This resulted in marginally less production and significantly less underground development than was planned. The decrease in development resulted in deviations from the mine plan. Consequently, easily accessible low-grade ore was mined and the development of new high-grade stopes was delayed or not carried out. New equipment, at a cost of $0.3 million has been ordered and will be placed into service during the second quarter. Management expects that performance will improve during the second quarter. La Colorada's NSR per tonne was $46.09 and operating costs were $57.59 for the first quarter of 2002.

La Colorada's total cash and total production costs per ounce of silver produced were:

	Three months ended March 31	
	2002	2001
Total cash cost per ounce	$5.64	-
Total production cost per ounce	$6.30	-
In thousands of US dollars		
Direct operating costs & value of metals lost in smelting and refining	$1,051	-
Royalty	36	-
By-product credits	(11)	-
Cash operating costs	$1,075	-
Depreciation, amortization & reclamation	125	-
Production costs	$1,200	-
Ounces for cost per ounce calculations	190,575	-

San Vicente mine

During the first quarter, Pan American received payments amounting to $33,000 from EMUSA. EMUSA is a Bolivian mining company that is in the process of extracting 200,000 tonnes of ore from the San Vicente mine in Bolivia under an agreement with the Company. Payments received under this agreement are used to offset the Company's carrying costs of San Vicente.

Exploration Projects

On March 27, 2002, Pan American acquired a fifty percent indirect interest in the Manantial Espejo property in Santa Cruz, Argentina. The Company paid $662,432 in cash and 231,511 of its common shares, with a fair value of $1,250,000, for shares of Compania Minera Altovalle S.A. ("Minera Altovalle") and Minera Triton S.A. ("Minera Triton") – two Argentina companies, which collectively own the Manantial Espejo property. Silver Standard Resources Ltd. ("Silver Standard") owns the remaining shares in each of Minera Altovalle and Minera Triton. In addition, Pan American and Silver Standard each paid $100,000, in cash, to cancel a 1.2 percent NSR on the property. The Company's purchase price and its carrying value for Manantial Espejo is $1.9 million.

---

[i] The Company's calculation of EBITDA is as follows:
For the first quarter of 2002: Net loss of $1,303 plus the following – interest expense of $266, taxes of $nil, depreciation and amortization of $1,429, which equaled $392;
For the first quarter of 2001: Net loss of $1,541 plus the following – interest expense of $12, taxes of $nil, depreciation and amortization of $708, which equaled negative $821.